ZARGON
ENERGY TRUST

[redacted]

06013638

May 16, 2006

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated May15, 2006. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Vice President Finance & CFO

BCH/kf

Encl.

5/23

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone **(403) 264-9992** Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FOR IMMEDIATE RELEASE: May 15, 2006

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS MAY 2006 CASH DISTRIBUTION AND ANNOUNCES EXECUTIVE APPOINTMENT

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of May in the amount of Cdn. $0.18 per trust unit will be paid on June 15, 2006 to unitholders of record on May 31, 2006. The ex-distribution date is May 29, 2006.

Zargon is also pleased to announce the appointment of Hank Baird as Vice President, Exploitation effective June 1, 2006. Mr. Baird has a Bachelors Degree in Geology, a Masters Degree in Petroleum Engineering and over 25 years experience in domestic and international reservoir engineering and acquisitions. He will be responsible for developing the exploitation strategies for Zargon's existing properties, for managing the reserves evaluation and reporting function of the company and for assisting with Zargon's acquisition initiatives.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.509 million trust units (ZAR.UN) and 2.341 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the May 15, 2006 revised exchange ratio there would be a total of 19.192 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca